UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 30, 2026

In the Matter of

Permex Petroleum Corporation
2950 North Loop West, Suite 500
Houston Texas, 77092

ORDER DECLARING REGISTRATION
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

File No: 333-268191

Permex Petroleum Corporation filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Permex Petroleum Corporation has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on April 30, 2026.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Ethan Horowitz
Acting Office Chief